Mail Stop 3561

May 14, 2009

Mr. Lawrence E. Dickinson
Chief Financial Officer
411 Fountain Lakes Boulevard
St. Charles, Missouri 63301

> **Re:** **LMI Aerospace, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-24293**

Dear Mr. Dickinson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Statements of Income, page 45

1. We note your presentation of "net sales" on the face of the income statement. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of any amounts that are recorded as reductions to revenue on the income statement.

Statements of Cash Flows, page 47

2. We note your disclosure of net advances (payments) on revolving lines of credit as a financing activity on the statements of cash flows. Please revise future filings to present the advances and payments separately, on a gross basis, or explain to us why you believe net presentation is appropriate. Please refer to paragraphs 11-13 of SFAS No. 95 for guidance.

Note 4. Goodwill and Intangible Assets, page 53

3. We note your disclosure that you performed a goodwill impairment analysis as of October 1, 2008 and as a result recorded $2.3 million in goodwill impairment. In light of the significant decrease in your stock price since October 1, 2008 and continuing adverse economic conditions throughout the fourth quarter of 2008 and into the first quarter of 2009, please tell us whether you have performed an updated impairment analysis on goodwill and/or other intangibles pursuant to the guidance in paragraphs 8 and 28 of SFAS No. 144. If so, please provide us the results of the analysis including all assumptions used. Please note that to the extent that the Company's actual results for annual and quarterly periods have not met those anticipated or projected in the Company's prior impairment analysis as of October 1, 2008, an additional charge with regard to the Company's goodwill and other intangible assets may be warranted. If you have not performed an updated impairment analysis since October 1, 2008, please explain to us why you do not think one was necessary.

Note 12. Acquisition of D3 Technologies, page 58

4. We note that in your purchase price allocation of D3 Technologies, 73% of the total purchase price was allocated to goodwill. Please explain to us how you determined or calculated the amounts allocated to other intangible assets and how you considered intangible assets such as contract based or technology based intangibles in your allocation. Also, please tell us and disclose in future filings, a description of the factors that contributed to a purchase price that results in the recognition of goodwill and the amount of goodwill that is expected to be deducted for tax purposes. Additionally, in future filings, please disclose the amount assigned to each major asset and liability class, rather than presenting a

total for tangible assets and liabilities and when intangibles are acquired, please disclose the amount assigned to each intangible asset class and the weighted average amortization period by asset class. See paragraphs 51 and 52 of SFAS No. 141.

Note 17. Subsequent Event, page 63

5. We note your disclosure that in January 2009 you acquired all of the shares of Integrated Technologies, Inc. Please provide us with, and disclose in future filings, the disclosure requirements in paragraph 68 of SFAS No. 141(R).

Part IV, page 70

Item 15.  Exhibits and Financial Statement Schedules, page 70

6. Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits. For instance, we note that you have incorporated by reference Exhibits 10.28 and 10.40. These filings do not include all of the schedules and exhibits listed in the table of contents of the agreement. Please re-file these exhibits to include the entire agreement, including all exhibits and schedules.

Definitive Proxy Statement

Annual Incentive Bonus, page 17

7. We note your disclosure that the performance goals for your annual incentive bonuses relate to the annual income from operations of various operating segments. In future filings, please provide quantitative disclosure regarding the annual income from operations actually achieved by each segment.

Summary Compensation Table, page 22

8. With respect to the stock awards reported in your Summary Compensation Table, in future filings please clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis section. Refer to Instruction to Item 402(c)(2)(v) of Regulation S-K. Provide similar information regarding the stock awards listed in your Director Compensation Table on page 12.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters or Michelle Lacko at (202) 551-3240 if you have any questions regarding legal comments or matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief